Contact

www.linkedin.com/in/
alexandrawest (LinkedIn)

Top Skills

Public Relations
Editing
Blogging

Alex West Steinman

Co-Founder and CEO of The Coven | Speaker | Forbes Next 1,000 | Inc. 100 Female Founder | City Pages 2020 Best Entrepreneur | 2019 Bush Fellow | Class 15 @launch Accelerator

Minneapolis, Minnesota, United States

Summary

Prior to founding The Coven, I spent nearly a decade in advertising and public relations, in major agencies and as a senior communications strategist through an independent practice to help women business owners tell their stories. After the birth of my first child in 2014, I started a blog for working mothers called Strong Like Mama, documenting the ups, downs, and sideways of working parenthood. While telling stories has been an outlet for creativity, my life’s work lies in building equitable spaces for diverse communities.

Background in advertising, public relations, organizational leadership, team building, event planning, and project management. Former clients include White Wave Foods, Big Ten Network, TruTV, Loctite, Fallon StarterKit, Purina Latin America, Purina Dog Chow and Travelers Insurance.

Specialties: speaking, writing, leadership, crowdfunding, coaching, advertising, public relations, event coordinating, editing, project management, publicity, blogging

Experience

The Coven
Co-Founder | CEO
January 2017 - Present (6 years 7 months)
Greater Minneapolis-St. Paul Area

Bush Foundation
2019 Bush Fellow
April 2019 - Present (4 years 4 months)

iFundWomen
Coach

October 2018 - March 2020 (1 year 6 months)

Betsy Hodges for Minneapolis Mayor
Communications Director
July 2017 - November 2017 (5 months)
Minneapolis, MN

Jillia Pessenda for City Council Ward One
Communications Director
January 2017 - November 2017 (11 months)
Greater Minneapolis-St. Paul Area

Communications Director for Jillia Pessenda's Minneapolis City Council Ward 1 race. Develop messaging strategy and execute communications tactics across owned and earned media, including email, PR outreach, digital, social, and print. Build a people-powered campaign to elect Jillia to office in November 2017.

Fallon
5 years 10 months

Communications Director
May 2016 - August 2017 (1 year 4 months)
Greater Minneapolis-St. Paul Area

Responsible for building earned media strategy for creative launches, supporting creative teams with earned media ideas, and representing Fallon as a brand ambassador at local and national events. Manage brand reputation and positioning the agency as a leader in the industry on an internal, local, national and global scale.

Account Supervisor
January 2014 - May 2016 (2 years 5 months)
Greater Minneapolis-St. Paul Area

As an account supervisor, I led the International Delight, Big Ten Network, TruTV, and Loctite teams. Responsible for managing client relationships, creative processes, and strategic development.
While a supervisor, I spent six weeks embedded in Travelers Marketing Services offices in Hartford to support internal strategic and creative projects.

Account Manager
November 2011 - January 2014 (2 years 3 months)
901 Marquette Avenue Minneapols

Manage the Latin America Purina account which covers CPG clients Dog Chow, Pro Plan and Beneful. Also assist on US brands Beneful and Alpo.

Carmichael Lynch Spong
Intern
June 2011 - November 2011 (6 months)

Comcast Communications
Mass Communications Intern
June 2007 - August 2010 (3 years 3 months)

-Worked in various departments including corporate affairs, project management, production, advertising and human resources.
-Created articles for internal communications. Planned community investment events for non-profit organizations.
-Project management required developing and managing 10 projects for cross-functional departments to improve every customer's experience with Comcast.
-Assisted on commercial shoots for the production team, and created presentations for advertising account executives focusing on the benefits of cable advertising.
-Planned a regional employee appreciation picnic on a $10,000 budget. Organized and delegated tasks to a team of five employees.

Education

University of Minnesota-Twin Cities
BA, Bachelor of Arts Journalism-Strategic Communications; Spanish Studies Minor · (2007 - 2011)